UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-16174

Teva Pharmaceutical Industries Limited
The NASDAQ Stock Market LLC

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

5 Basel Street
P.O. Box 3190
Petach Tikva 49131, Israel
 Tel: 972-3-914-8171

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

American Depositary Shares, each representing one Ordinary Share

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)
☐	17 CFR 240.12d2-2(a)(2)
☐	17 CFR 240.12d2-2(a)(3)
☐	17 CFR 240.12d2-2(a)(4)
☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.
☒
Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.13d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Explanatory Note:

This voluntary delisting is in connection with Teva Pharmaceutical Industries Limited’s pending move to the New York Stock Exchange.  As previously announced, Teva Pharmaceutical Industries Limited anticipates that trading of its American Depositary Shares on the New York Stock Exchange will commence on May 30, 2012.

Pursuant to the requirements of the Securities Exchange Act of 1934, Teva Pharmaceutical Industries Limited certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

May 23, 2012	By:	/s/ Eyal Desheh	Chief Financial Officer
Date		Name: Eyal Desheh	Title